UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 August 2020

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 03 August 2020	Announcement Change to Board of Directors 04 August 2020
Announcement Publication of 2020 Annual Report and 20-F 07 August 2020	Announcement Director/PDMR Shareholding 10 August 2020
Announcement Director/PDMR Shareholding 10 August 2020	Announcement AGM Notice and resolution to purchase own shares 21 August 2020
Announcement Publication of Prospectus 2020 26 August 2020

Diageo PLC – Total Voting Rights
Dated 3 August 2020

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 July 2020 consisted of 2,561,988,804 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 224,529,886 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,337,458,918 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

3 August 2020

Diageo PLC – Change to Board of Directors
Dated 4 August 2020

4 August 2020

Diageo plc announces change to its Board of Directors

Diageo announces that Ho KwonPing will retire as a Non-Executive Director, effective 28 September 2020.

Ho KwonPing has served on Diageo plc's Board of Directors for eight years, having joined on 1 October 2012 and has also been a member of the Audit, Nomination and Remuneration Committees of the Board.  Ho KwonPing has informed the Company that he does not intend to stand for re-election as a director at the annual general meeting of the Company scheduled to be held on 28 September 2020 and will step down from the Board on that date, in order to enable him to dedicate his attentions full-time to the leadership of his family group of companies in the aftermath of the COVID-19 pandemic.

Javier Ferrán, Chairman, Diageo plc said:

"I am very grateful for the valuable contribution Ho KwonPing has made to Diageo and its business during his tenure as a Non-Executive Director.  The Board has benefited greatly from his extensive business experience, particularly in the Asia Pacific region, as well as his insights into the luxury hospitality and consumer product arenas.  We thank Ho KwonPing for all he has done for Diageo over the last 8 years and wish him the very best as his business and the world emerge from COVID-19."

In accordance with Listing Rule 9.6.15, Diageo confirms that there are no further details to be disclosed pursuant to Listing Rule 9.6.13.

ENDS

For further information please contact:

Investor Relations: Andy Ryan
+44 (0) 7803 854 842
investor.relations@diageo.com

Media Relations: Jessica Rouleau
+44 (0) 7925 642 561
press@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

Celebrating life, every day, everywhere

Diageo plc LEI: 213800ZVIELEA55JMJ32

Diageo PLC – Publication of 2020 Annual Report and 20-F
Dated 7 August 2020

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Publication of 2020 Annual Report and 20-F

Following the release by Diageo plc (the "Company") on 4 August 2020 of the Company's preliminary results for the year ended 30 June 2020, the following documents have today been issued:

● Annual Report for the year ended 30 June 2020; and
● Annual Report for the year ended 30 June 2020 on Form 20-F which has been filed with the United States Securities and Exchange Commission.

The documents are available to view on the Company's website at www.diageo.com and the Annual Report for the year ended 30 June 2020 has been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Annual Report for the year ended 30 June 2020, together with the Notice of Annual General Meeting 2020 and Form of Proxy/Letter of Direction for the Annual General Meeting will be made available to shareholders on 21 August 2020.

James Edmunds
Deputy Company Secretary

7 August 2020

Diageo PLC – Director/PDMR Shareholding
Dated 10 August 2020

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 August 2020, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 August 2020

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£25.622	6 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-08-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£25.622	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-08-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£25.622	6 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-08-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£25.622	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-08-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£25.622	6 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-08-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Person closely associated with Mairéad Nayager
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£25.622	6 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-08-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 August 2020

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£25.72	322
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-08-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – AGM Notice and resolution to purchase own shares
Dated 21 August 2020

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Notice of Annual General Meeting 2020 and proposed resolution to purchase own shares

The Company announces that it has today made available to shareholders the Notice of Annual General Meeting 2020 (the "Notice") and the Form of Proxy/Letter of Direction for the Annual General Meeting.

The Company's 2020 Annual General Meeting ("AGM") will be held on Monday, 28 September 2020 at 2.30pm at the Company's registered office at Lakeside Drive, Park Royal, London NW10 7HQ.

In light of the continuing Covid-19 situation and in line with recent UK legislation on holding company meetings during the Covid-19 pandemic and the Company's articles of association, the AGM will be convened with a minimum quorum of shareholders (which will be comprised of Diageo's management) in order to conduct the functional business of the AGM.

The health of the Company's shareholders, employees and other stakeholders is of paramount importance and this is why the AGM will be held as a closed meeting. Accordingly, shareholders (and any appointed proxies (other than the chairman of the AGM) or corporate representatives) will not be granted access to the AGM in person. Given this, we strongly urge shareholders to vote by proxy on the resolutions in the Notice as early as possible and we recommend shareholders appoint the chairman of the AGM as their proxy. To ensure that shareholder's votes are counted, it is particularly important to appoint the chairman of the AGM as the proxy as any other person who might be appointed will not be allowed access to the AGM. Further details as to how to vote by proxy are contained in the Notice.

The Notice and the Form of Proxy/Letter of Direction are available to view on the Company's website at www.diageo.com and have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The display documents for the AGM are also available to view on the Company's website at www.diageo.com and hard copies of these documents are available for inspection at the registered office of the Company until the close of the AGM.

Information required under Listing Rule 12.4.4R
As noted in the Company's Annual Report for the year ended 30 June 2020, certain transactions related to purchases of its own shares conducted between 10 May 2019 and 9 August 2019 were made without sufficient available distributable profits and, accordingly, the relevant purchases were undertaken otherwise than in accordance with the Companies Act 2006 (the "Act").

In addition to customary AGM business, the Notice contains a proposed resolution, which, among other things, will, if passed, give the Board the authority to enter into two share buy-back deeds between the Company and each of Citigroup Global Markets Limited and UBS AG, London Branch under which the shares that were the subject of the earlier purported purchase will be acquired by the Company on the economic terms that were originally applicable and with no additional price payable by the Company. The entry by the Company into each of the share buy-back deeds requires shareholder approval as, for the purposes of the Act, they constitute off-market share purchase contracts.

Further details are contained in the Notice.

James Edmunds
Deputy Company Secretary

21 August 2020

Diageo PLC – Publication of Prospectus 2020
Dated 26 August 2020

26 August 2020

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

PUBLICATION OF PROSPECTUS

Diageo plc, Diageo Finance plc and Diageo Capital B.V announce that, as part of the annual renewal of their European debt issuance programme, the following prospectus was approved by the Financial Conduct Authority on 26 August 2020 (the "Prospectus") and is available for viewing:

Programme for the Issuance of Debt Instruments of Diageo plc, as Issuer and Guarantor, and Diageo Finance plc and Diageo Capital B.V., as Issuers.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2423X_1-2020-8-26.pdf

A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Investor relations:	Luke McFarland	+44 (0) 7590 809 538
investor.relations@diageo.com

Media relations:	Jessica Rouleau	+44 (0) 7925 642 561
press@diageo.com

DISCLAIMER - INTENDED ADDRESSEES

The Debt Instruments covered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons (i) as part of their distribution at any time or (ii) otherwise until forty days after the completion of the distribution of the Tranche of Instruments of which such Instruments are a part, as determined and certified by the Dealer or Dealers named in the relevant prospectus, as the case may be, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meaning given to them by Regulation S.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Finance plc
LEI: BPF79TJMIH3DK8XCKI50

Diageo Capital B.V.
LEI: 213800YHFC48VOL6JY40

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 1 September 2020

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary